Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

CrossFirst Bankshares, Inc.

Leawood, Kansas

We consent to the incorporation by reference in this registration statement on Form S-3 of CrossFirst Bankshares, Inc. (the Company) of our report dated February 28, 2022, with respect to the consolidated financial statements of the Company as of December 31, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2021, which report is included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021. We also consent to the references to our firm under the caption “Experts” in this registration statement.

/s/ FORVIS, LLP (formerly BKD, LLP)

Kansas City, Missouri
February 23, 2023